QUILVEST SECURITIES LLC
REPORT PURSUANT TO RULE 17a-5(d)
YEAR ENDED DECEMBER 31, 2019

The report is deemed **PUBLIC DOCUMENT** in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quilvest Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue, 11th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manuel Fishcer (212-961-6940)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

4 Times Square, 151 West 42nd Street, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Manuel Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quilvest Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY SCHEID
Notary Public - State of New York
No. 01SC6166643
Qualified in Richmond County
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Kimberly Scheid

Notary Public

Signature

Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUILVEST SECURITIES LLC

CONTENTS

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Quilvest Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quilvest Securities, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

New York, New York
February 28, 2020

QUILVEST SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	1,192,239
Fees receivable		772,500
Prepaid expenses		28,078
Other assets		4,501
	$	**1,997,318**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Due to Parent	$	476,391
Accrued liabilities		61,225
Due to affiliate		172,923
		710,539
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBER'S EQUITY (Note 2)		1,286,779
	$	**1,997,318**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Quilvest Securities LLC (the “Company”) is a limited liability company, a wholly owned subsidiary of Quilvest Partners USA LLC (“Parent”), formed in the state of Delaware on October 13, 2016. The Company was approved to do business as a registered broker-dealer on March 6, 2018 with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Company’s primary business activity is to assist managers of private alternative investment funds, including private equity, hedge funds and fund of funds, raise capital.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company’s primary sources of revenue are advisory fees earned from private placement and advisory services for mergers, acquisitions, reorganizations and divestures. These fees from private placement and advisory services are recognized when services related to the underlying transactions are completed under the terms of the agreement.

Cash

Cash, including cash denominated in foreign currencies, represents cash deposits held at financial institutions. Cash is held at major financial institutions and is subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) limitations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses including provisions for taxes during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed based upon the difference between the financial statement and tax bases of assets and liabilities calculated at presently enacted income tax rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company’s provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions.

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions will “more likely-than-not” be sustained by the applicable tax authority. As of December 31, 2019, the Company has not recorded any liability for material uncertain income tax positions.

The company files its tax return on a consolidated basis with its parent company and another subsidiary of its parent. Losses of one member of the consolidated group are offset against income of another member. The entire group is expected to generate a consolidated taxable loss for the 2019 tax year. The Company’s tax sharing agreement provides for the allocation of the consolidated tax liability among its members. The current year tax liability for the Company is estimated to be $21,756.

New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. The Company is currently evaluating the impact of the new pronouncement.

In December 2018, the Company performed an internal review of its active agreements to ensure its accounting policies adhere to the new standard ahead of the January 1, 2019 adoption. As part of this evaluation, the Company also examined its expense sharing agreement with its affiliate. Under this agreement, the rent expense allocation percentage is being determined by using the Company’s square footage as a fraction of the total square footage, which historically resulted in allocation percentages to fluctuate from year to year. Further, the agreement does not convey the right to control the use of the square footage and the space is at any time subject to substitution at the sole discretion of the affiliate.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements *(continued)*

Since the Company cannot reasonably identify/measure the underlying asset and does not exercise control over the asset, it is the Company's position that rent expense allocated to the Company under current expense sharing methodology does not constitute a lease within the scope of 2016-02 Topic 842. The Company has adopted the new guidance and it has not had a material impact on the Company's financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $466,700 and $47,369, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.52 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate for certain operating expenses including personnel, office space and other general and administrative costs. For the year ended December 31, 2019, the Company made payments to affiliates in the amount of $435,414 and expensed an amount of $739,108 which was included in the statement of operations for shared operating expenses and expenses paid on its behalf. At December 31, 2019, The Company had $172,923 due to affiliate. The Company's clients are also clients of the affiliate, which provides certain advisory services to these clients. At December 31,2019, the Company has tax liability due to Parent of $476,391.

NOTE 4 – CONCENTRATION OF RISK

As of December 31, 2019, approximately 97% of fees receivable is due from one client.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various corporate financing activities in which counterparties primarily include managers of investment partnerships. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Price risk is comprised of interest rate, market and currency risk. Interest rate risk is the risk that the value of financial instruments (mainly investments) may fluctuate as a result of changes in market interest rates.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (continued)

Market risk is the risk that the market values of investments change due to changes in market conditions. Investments in private investment companies are subject to market and interest rate risk. Currency risk is the risk that the value of instruments may fluctuate as a result of changes in foreign exchange rates. As of December 31, 2019, all assets and liabilities of the Company were denominated in United States dollars.

The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2019, the Company held $942,239 in excess of the federally insured limit at the financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.